UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 1

Tetraphase Pharmaceuticals, Inc.

(Name of Subject Company)

Tetraphase Pharmaceuticals, Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

88165N204

(CUSIP Number of Class of Securities)

Maria Stahl

Chief Business Officer and General Counsel

Tetraphase Pharmaceuticals, Inc.

480 Arsenal Way

Watertown, Massachusetts 02472

(617) 715-3600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Stuart M. Falber

Hal J. Leibowitz

Christopher D. Barnstable-Brown

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements Items 3, 4 and 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Tetraphase Pharmaceuticals, Inc. (“Tetraphase”) with the U.S. Securities and Exchange Commission on June 29, 2020 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by TTP Merger Sub, Inc. (“Purchaser”), a wholly owned subsidiary of La Jolla Pharmaceutical Company (“Parent”), to acquire Tetraphase for an aggregate of $43.0 million in cash (representing consideration of $2.00 per share of Tetraphase common stock), plus contingent value rights (“CVRs”) representing the right to receive cash consideration based on the achievement of certain net sales milestones, in an aggregate amount of up to $16.0 million, upon the terms and subject to the conditions set forth in the Offer to Purchase of Parent and Purchaser dated June 29, 2020, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 1. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by inserting the disclosure set forth below at the end of the second paragraph of the subsection entitled “Arrangements Between Tetraphase and its Executive Officers, Directors and Affiliates—Treatment of Equity Awards in the Transactions” on page 9 of the Schedule 14D-9 as follows:

“Certain members of the Tetraphase Board hold Tetraphase Options, all of which will terminate at the Effective Time for no consideration and will be of no further force and effect, whether vested or unvested. Other than Larry Edwards, none of the members of the Tetraphase Board hold Tetraphase RSUs or Tetraphase PRSUs.”

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

•

By adding the following paragraph after the end of the second full paragraph on page 23 in the section entitled “Background of the Offer and the Merger” (such paragraph beginning with “On February 7, 2020, Tetraphase management contacted Janney to re-engage regarding a potential fairness opinion . . ..”):

“Financial Advisor A and Financial Advisor B did not receive any compensation from Tetraphase in connection with the proposed Merger or regarding any other engagements by Tetraphase. Tetraphase paid Financial Advisor C a retainer of $125,000, and has paid Financial Advisor C an additional $304,000 in connection with prior transactions. Tetraphase is not aware of any other engagements of or services by Financial Advisor A, Financial Advisor B or Financial Advisor C for any other party in the contemplated transactions, including for La Jolla or any investor of Tetraphase.”

•

By adding the following two new sentences to the end of the fourth full paragraph on page 25 in the section entitled “Background of the Offer and the Merger” (such paragraph ending with “At this meeting the Tetraphase Board formed a mergers and acquisitions committee, which is referred to as the M&A Committee . . . to provide guidance regarding a proposed strategic transaction to Tetraphase’s management and advisors between meetings of the full board.”):

“The M&A Committee was also formed for the purpose of providing more frequent oversight and dialogue for management and Tetraphase’s advisors in connection with Tetraphase’s ongoing strategic process. Neither the M&A Committee nor the Pricing Committee was required to approve any proposed transaction or other strategic alternative before it moved forward to the full Tetraphase Board for review and approval.”

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating the subsection, “Legal Proceedings” on page 62 of the Schedule 14D-9 as follows:

“As of July 20, 2020, six lawsuits have been filed by alleged Tetraphase stockholders challenging the Merger. The first lawsuit is captioned Sahan v. Tetraphase Pharmaceuticals, Inc., et al., Case No. 1:20-cv-03069, and was filed by Herman Sahan in the United States District Court for the Southern District of New York. The Sahan complaint names as defendants Tetraphase and certain members of the Tetraphase Board. The Sahan complaint was filed on April 16, 2020. It originally challenged the Company’s proposed merger with AcelRx Pharmaceuticals, Inc. The Sahan complaint was later amended on June 16, 2020 to challenge the Company’s proposed merger with Melinta Therapeutics, Inc. The Sahan complaint was amended again on July 2, 2020 to challenge the present Merger. The second lawsuit is captioned Gardner v. Tetraphase Pharmaceuticals, Inc., et al., Case No. 1:20-cv-03352-VSB, and was filed by James Gardner in the United States District Court for the Southern District of New York. It originally challenged the Company’s proposed merger with AcelRx Pharmaceuticals, Inc. The Gardner complaint was amended on July 15, 2020 to challenge the present Merger. The third lawsuit, a putative class action complaint, is captioned Garity v. Tetraphase Pharmaceuticals, Inc., et al., Case No. 1:20-cv-00956-UNA, and was filed by Edward Garity in the United States District Court for the District of Delaware. The Garity complaint names as defendants Tetraphase, each member of the Tetraphase Board, La Jolla Pharmaceutical Company, and TTP Merger Sub, Inc. The Garity complaint was filed on July 16, 2020. The fourth lawsuit, a putative class action complaint, is captioned Plumley v. Tetraphase Pharmaceuticals, Inc., et al., Case No. 1:20-cv-00955-UNA, and was filed by Patrick Plumley in the United States District Court for the District of Delaware. The Plumley complaint names as defendants Tetraphase, each member of the Tetraphase Board, La Jolla Pharmaceutical Company, and TTP Merger Sub, Inc. The Plumley complaint was filed on July 16, 2020. The fifth lawsuit is captioned Kopczynski v. Tetraphase Pharmaceuticals, Inc., et al., Case No. 1:20-cv-03426-VSB, and was filed by Christopher Kopczynski in the United States District Court for the Southern District of New York. The Kopczynski complaint names as defendants Tetraphase and certain members of the Tetraphase Board. It originally challenged the Company’s proposed merger with AcelRx Pharmaceuticals, Inc. The Kopcyznski complaint was amended on July 17, 2020 to challenge the present Merger. The sixth lawsuit is captioned Ravi v. Tetraphase Pharmaceuticals, Inc. et al., Case No. 1:20-cv-05557, and was filed by Surya Ravi in the United State District Court for the Southern District of New York. The Ravi complaint names as defendants Tetraphase and certain members of the Tetraphase Board. The Ravi complaint was filed on July 19, 2020.

The Sahan, Gardner, Garity, Plumley, Kopczynski, and Ravi complaints allege violations of Sections 14(d)(4), 14(e), and 20(a) of the Exchange Act and Rule 14d-9 promulgated thereunder. The Sahan, Gardner, Garity, Plumley, Kopczynski, and Ravi complaints generally allege that the recommendation statement on Form 14D-9, filed with the SEC on June 29, 2020, omits material information with respect to the proposed transaction, which renders such recommendation statement false and misleading. The Sahan complaint also alleges that the defendants breached their fiduciary duty of candor and disclosure by allegedly disseminating a materially incomplete and misleading recommendation statement in connection with the Merger.

The Sahan, Gardner, Garity, Plumley, Kopczynski, and Ravi complaints seek preliminary and permanent injunction of the proposed transaction and, if the Merger is consummated, rescission or damages. In addition, the complaints seek attorneys’ and experts’ fees and expenses.

The defendants believe that the Sahan, Gardner, Garity, Plumley, Kopczynski, and Ravi complaints are without merit.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 20, 2020

TETRAPHASE PHARMACEUTICALS, INC.

By:	/s/ Maria Stahl
Name:	Maria Stahl
Title:	Chief Business Officer and General Counsel